United States

Securities And Exchange Commission

Washington, D.C. 20549

FORM 1-SA/A

(Amendment No. 1)

SEMIANNUAL REPORT PURSUANT TO REGULATION A

For the fiscal period ended

June 30, 2024

ARRIVED HOMES 4, LLC

(Exact name of issuer as specified in its Certificate of Formation)

Delaware	93-2644213
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

1700 Westlake Avenue North, Suite 200

Seattle, WA 98109

(Full mailing address of principal executive offices)

814-277-4833

(Issuer’s telephone number)

Arrived Series Breckenridge; Arrived Series Tyner; Arrived Series Cordelia; Arrived Series Allen; Arrived Series Sanford; Arrived Series Dan; Arrived Series Resolana; Arrived Series Westgate; Arrived Series Monterey; Arrived Series Nicole; Arrived Series Sullivan; Arrived Series Arnold; Arrived Series Gerald; Arrived Series Harold; Arrived Series Mystic; Arrived Series Sandridge; Arrived Series Wendell; Arrived Series Wizard; Arrived Series Annadale; Arrived Series Cole; Arrived Series Flintwood

(Title of each class of securities issued pursuant to Regulation A)

Explanatory Note

This Amendment No. 1 to our Semiannual Report on Form 1-SA/A is being filed to amend our Semiannual Report on Form 1-SA for the six months ended June 30, 2024, originally filed with the Securities and Exchange Commission on September 30, 2024. This Amendment is being filed to correct scriveners’ errors in the Company’s Consolidated and Consolidating Balance Sheet as of June 30, 2024 and Consolidated and Consolidating Statement of Cash Flows for the Six Months Ended June 30, 2024.

i

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

The information contained in this Semiannual Report on Form 1-SA (this “Form 1-SA”) includes some statements that are not historical and that are considered “forward-looking statements.” Such forward-looking statements include, but are not limited to, statements regarding our development plans for our business; our strategies and business outlook; anticipated development of our company, the manager, each series of our company and the Arrived Homes platform (defined below); and various other matters (including contingent liabilities and obligations and changes in accounting policies, standards and interpretations). These forward-looking statements express the manager’s expectations, hopes, beliefs, and intentions regarding the future. In addition, without limiting the foregoing, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements.  The words “anticipates,” “believes,” “continue,” “could,” “estimates,” “expects,” “intends,” “may,” “might,” “plans,” “possible,” “potential,” “predicts,” “projects,” “seeks,” “should,” “will,” “would” and similar expressions and variations, or comparable terminology, or the negatives of any of the foregoing, may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking.

The forward-looking statements contained in this Form 1-SA are based on current expectations and beliefs concerning future developments that are difficult to predict. Neither our company nor the manager can guarantee future performance, or that future developments affecting our company, the manager or the Arrived platform will be as currently anticipated. These forward-looking statements involve a number of risks, uncertainties (some of which are beyond our control) or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements.

All forward-looking statements attributable to us are expressly qualified in their entirety by these risks and uncertainties. These risks and uncertainties, along with others, are detailed under the headings “Summary – Summary Risk Factors” and “Risk Factors” in Post-Qualification Amendment No. 8 to our Offering Statement on Form 1-A filed by the company with the Securities and Exchange Commission (the “Commission”), as may be amended, and in our subsequent reports and offering statements filed from time to time with the Commission. Should one or more of these risks or uncertainties materialize, or should any of the parties’ assumptions prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements. You should not place undue reliance on any forward-looking statements and should not make an investment decision based solely on these forward-looking statements. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws.

ii

ITEM 1. MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION

Overview

Arrived Homes 4, LLC, a Delaware series limited liability company, was formed in July 2023 to permit public investment in individual residential properties. We believe people should have access to the wealth creation that real estate investment can provide. We believe in passive income, conservative debt, diversification, and aligned incentives.

Arrived is a marketplace for investing in real estate. We buy residential properties, divide them into multiple interests, and offer them as investments on a per interest basis through our web-based platform. Investors can manage their risk by spreading their investments across a portfolio of homes and they can invest in real estate without needing to apply for mortgages or take on personal debt.

Arrived does all of the work of sourcing, analyzing, maintaining, and managing all of the residential properties that we acquire. We analyze every property investment across several financial, market, and demographic characteristics to support our acquisition decision-making. Every investment we make is an investment in the communities in which Arrived operates, alongside other like-minded individuals. As our community network grows, so does our access to investment and housing opportunities.

Arrived arranges for a property manager to operate the properties as single-family rentals for tenants who can also invest through the same process as any other member of the Arrived Platform, becoming part owners of the homes they’re staying in at that time. By investing together, we align incentives towards creating value for everyone.

Since its formation in July 2023, our company has been engaged primarily in acquiring properties for its series offerings, and developing the financial, offering and other materials to facilitate fundraising. As of June 30, 2024, our company has acquired 11 properties.

Emerging Growth Company

While we currently have no intention of making such an election, we may elect to become a public reporting company under the Exchange Act. If we elect to do so, we will be required to publicly report on an ongoing basis as an emerging growth company, as defined in the JOBS Act, under the reporting rules set forth under the Exchange Act. For so long as we remain an emerging growth company, we may take advantage of certain exemptions from various reporting requirements that are applicable to other Exchange Act reporting companies that are not emerging growth companies, including, but not limited to:

●	not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act;

●	being permitted to comply with reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements; and

●	being exempt from the requirement to hold a non-binding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved.

In addition, Section 107 of the JOBS Act also provides that an emerging growth company can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. In other words, an emerging growth company can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We may elect to take advantage of the benefits of this extended transition period. Our financial statements may therefore not be comparable to those of companies that comply with such new or revised accounting standards.

We would expect to take advantage of these reporting exemptions until we are no longer an emerging growth company. We would remain an emerging growth company for up to five years, or until the earliest of (i) the last day of the first fiscal year in which our total annual gross revenues exceed $1 billion; (ii) the date that we become a large accelerated filer as defined in Rule 12b-2 under the Exchange Act, which would occur if the market value of our series interests that is held by non-affiliates exceeds $700 million as of the last business day of our most recently completed second fiscal quarter; or (iii) the date on which we have issued more than $1 billion in non-convertible debt during the preceding three-year period.

Distributions

In order to qualify as a REIT, a series must distribute annually to investors at least 90% of its REIT taxable income (computed without regard to the dividends paid deduction and excluding net capital gain), and to avoid federal income and excise taxes on retained taxable income and gains it must distribute 100% of such income and gains annually. Our manager may authorize distributions in excess of those required for us to maintain our REIT status and/or avoid such taxes on retained taxable income and gains depending on our financial condition and such other factors as our manager deems relevant.

Our company expects the manager to make distributions of any free cash flow on a monthly or other periodic basis as determined by the manager. However, the manager may change the timing of distributions in its sole discretion. Investors will be required to update their personal information on a regular basis to make sure they receive all allocated distributions. We will utilize a “mobile wallet” feature for payment of distributions (the “Arrived Homes Wallet”). The Arrived Homes Wallet will be used to allow investors to pay for subscriptions, receive distributions and reinvest distributions.

Critical Accounting Policies

Our accounting policies will conform with GAAP. The preparation of financial statements in conformity with GAAP will require us to use judgment in the application of accounting policies, including making estimates and assumptions. These judgments may affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenue and expenses during the reporting periods. We intend to make these estimates and assumptions in an appropriate manner and in a way that accurately reflects our financial condition. We will continually test and evaluate our estimates and assumptions using our historical knowledge of the business, as well as other factors, to ensure that they are reasonable for reporting purposes. However, actual results may differ from our estimates and assumptions.

We believe our critical accounting policies govern the significant judgments and estimates used in the preparation of our financial statements. Please refer to Note 2, Summary of Significant Accounting Policies, included in the financial statements, for a more thorough discussion of our accounting policies and procedures.

Operating Results

Revenues

Revenues are generated at the series level and are derived from leases on the series property. All revenues generated during six months ended June 30, 2024 are listed in the table below:

Rental Income
Series Name	June 30, 2024
Allen	$2,165
Breckenridge	5,290
Cordelia	-
Dan	-
Monterey	-
Resolana	-
Sandridge	-
Sanford	-
Sullivan	-
Tyner	-
Westgate	-

Subtotal	$7,455

Operating Expenses

The Company incurred the following operating expenses during the six months ended June 30, 2024. The operating expenses incurred prior to the closing of an offering related to any of the series are being paid by our manager and are reimbursed by such series out of the gross offering proceeds upon closing of the relevant series offering. Such operating expenses include real estate taxes, property insurance, home ownership association fees and repairs and maintenance costs. Upon closing, each series becomes responsible for its own operating expenses.

During the six months ended June 30, 2024, at the close of a respective offering, each individual series became responsible for its own operating expenses. The following table summarizes the total operating expenses by series as of June 30, 2024:

Operating Expenses
	June 30, 2024
Series Name	Operating expenses	Depreciation	Total expenses
Allen	$8,070	$-	$8,070
Breckenridge	9,940	856	10,796
Cordelia	4,444	-	4,444
Dan	2,968	-	2,968
Monterey	1,723	-	1,723
Resolana	12,989	-	12,989
Sandridge	781	-	781
Sanford	3,939	-	3,939
Sullivan	1,707	-	1,707
Tyner	4,587	-	4,587
Westgate	1,734	-	1,734

Subtotal	$52,882	$856	$53,739

Other Income (Expenses)

Other Income (Expenses) for the six months ended June 30, 2024, consisted of the following interest expenses:

OTHER EXPENSES
Series Name	June 30, 2024
Allen	$2,943
Breckenridge	3,999
Cordelia	1,821
Dan	1,820
Monterey	1,820
Resolana	1,859
Sandridge	335
Sanford	1,172
Sullivan	830
Tyner	1,659
Westgate	1,765

Subtotal	$20,022

Liquidity and Capital Resources

From inception, our manager has financed the business activities of each series. Upon the first closing of a particular series offering, the manager is reimbursed out of the proceeds of the relevant offering. Until such time as the series have the capacity to generate cash flows from operations, our manager may cover any deficits through capital contributions, which may be reimbursed upon closing of the relevant offering.

Cash and Cash Equivalent Balances

Cash is held at the series level. Any material differences in cash balances are the result of cash received from net proceeds from operations, financing received from the issuance of membership interests from each Series, and receipts and/or repayments of amounts due to related parties.

The following table summarizes the cash and cash equivalents by series as of June 30, 2024:

Cash & Cash Equivalents
Series Name	June 30, 2024
Allen	$20,174
Breckenridge	27,632
Cordelia	-
Dan	-
Monterey	-
Resolana	-
Sandridge	-
Sanford	-
Sullivan	-
Tyner	-
Westgate	-

Subtotal	$47,805

Plan of Operations

We intend to hold and manage the series properties for five to seven years during which time we will operate the series properties as single-family rental income properties. During this period, we intend to distribute any Free Cash Flow to investors.

As each of our properties reaches what we believe to be its optimum value, we will consider disposing of the property. The determination of when a particular property should be sold or otherwise disposed of will be made after consideration of relevant factors, including prevailing and projected economic conditions, whether the value of the property is anticipated to appreciate or decline substantially, local regulatory changes, environmental and other factors that may reduce the desirability of single-family rentals in a particular market, and how operating history may impact the potential sales price. The manager may determine that it is in the best interests of members to sell a property earlier than five years or to hold a property for more than seven years.

We plan to launch a number of additional series and related offerings in the next twelve months.  As of the current date, we do not know how many series we will be offering. However, in any case, the aggregate dollar amount of all of the series interests that we will sell within the 12-month period will not exceed the maximum amount allowed under Regulation A. It is anticipated that the proceeds from any offerings closed during the next twelve months will be used to acquire additional properties.

Our Policies for Approving New Tenants

We intend to seek out tenants for our properties who are financially responsible and capable of paying their rent. We will conduct due diligence on prospective tenant applicants by (a) verifying their incomes, (b) running credit checks, (c) performing criminal background checks, and (d) requesting references from previous landlords. While we do not have specific standards for any of these items, we will use these screening methods to determine, prior to approving a lease, whether we believe a potential lessee is financially responsible.

Trend Information

Our results of operations are affected by a variety of factors, including conditions in the financial markets and the economic and political environments, particularly in the United States. Global economic conditions, including political environments, financial market performance, interest rates, credit spreads or other conditions beyond our control are unpredictable and could negatively affect the value of the series properties, our ability to acquire and manage single family rentals and the success of our current and future offerings. In addition to the aforementioned macroeconomic trends, we believe the following factors will influence our future performance:

-	Recent increases in interest rates may have a negative effect on the demand for our offerings due to the attractiveness of alternative investments.

-	The continuing increase in prices in the United States housing market may result in difficulties in sourcing properties and meeting demand for our offerings.

-	Continued increases in remote work arrangements may lead to greater rental activity in our target markets.

ITEM 2. OTHER INFORMATION

None.

ITEM 3. FINANCIAL STATEMENTS

ARRIVED HOMES 4, LLC AND ITS SERIES

UNAUDITED CONSOLIDATED AND CONSOLIDATING FINANCIAL STATEMENTS

AS OF AND FOR THE SIX MONTHS ENDED JUNE 30, 2024

UNAUDITED CONSOLIDATED AND CONSOLIDATING BALANCE SHEETS	F-2
UNAUDITED CONSOLIDATED AND CONSOLIDATING STATEMENT OF COMPREHENSIVE LOSS	F-4
UNAUDITED CONSOLIDATED AND CONSOLIDATING STATEMENT OF CHANGES IN MEMBERS’ EQUITY (DEFICIT)	F-5
UNAUDITED CONSOLIDATED AND CONSOLIDATING STATEMENT OF CASH FLOWS	F-6
NOTES TO UNAUDITED CONSOLIDATED AND CONSOLIDATING FINANCIAL STATEMENTS	F-8

ARRIVED HOMES 4, LLC AND ITS SERIES

UNAUDITED CONSOLIDATED AND CONSOLIDATING BALANCE SHEET

AS OF JUNE 30, 2024

	Allen	Breckenridge	Cordelia	Dan	Monterey	Resolana	Sandridge	Sanford	Sullivan	Tyner	Westgate	Consolidated
ASSETS
Current assets:
Cash	$20,174	$27,632	$-	$-	$-	$-	$-	$-	$-	$-	$-	$47,805
Other receivables	-	-	-	-	-	-	-	40,895	-	98,005	-	138,900
Due from (to) third party property managers	-	2,194	-	-	-	-	-	-	-	-	-	2,194
Due from related party	337	-	-	-	-	-	-	-	-	-	-	337
Total current assets	20,511	29,826	-	-	-	-	-	40,895	-	98,005	-	189,237
Property and equipment, net	303,928	374,653	353,461	275,911	301,324	296,070	341,501	179,834	323,850	432,513	346,077	3,529,119
Deposits	2,545	3,095	-	-	-	-	-	-	-	-	-	5,640
Total assets	$326,983	$407,574	$353,461	$275,911	$301,324	$296,070	$341,501	$220,729	$323,850	$530,517	$346,077	$3,723,996

LIABILITIES AND MEMBERS' EQUITY (DEFICIT)
Current liabilities:
Accrued expenses	$2,296	$3,316	$3,237	$3,382	$3,500	$3,416	$596	$15,237	$2,028	$34,303	$2,796	$74,107
Accounts payable	-	-	-	-	-	-	-	-	-	-	-	-
Due to third party property managers	1,657	-	4,444	1,580	815	12,149	-	3,260	1,573	1,487	1,592	28,557
Due to (from) related party	-	6,328	14,096	9,180	18,760	16,527	20,020	8,949	16,500	35,717	17,574	163,651
Total current liabilities	3,954	9,645	21,778	14,142	23,075	32,093	20,617	27,445	20,101	71,507	21,961	266,315
Tenant deposits	2,545	3,095	-	-	-	-	-	-	-	-	-	5,640
Mortgage payable, net	-	-	336,127	264,737	281,792	278,825	322,000	-	306,286	-	325,850	2,115,617
Total liabilities	6,499	12,740	357,905	278,879	304,867	310,918	342,617	27,445	326,386	71,507	347,811	2,387,572
Members' equity (deficit)
Members' capital	329,333	404,340	1,821	1,820	-	-	-	198,395	-	465,256	1,765	1,402,729
Accumulated deficit	(8,848)	(9,505)	(6,265)	(4,788)	(3,543)	(14,848)	(1,116)	(5,111)	(2,536)	(6,245)	(3,499)	(66,306)
Total members' equity (deficit)	320,485	394,834	(4,444)	(2,968)	(3,543)	(14,848)	(1,116)	193,284	(2,536)	459,011	(1,734)	1,336,424
Total liabilities and members' equity (deficit)	$326,983	$407,574	$353,461	$275,911	$301,324	$296,070	$341,501	$220,729	$323,850	$530,517	$346,077	$3,723,996

See the accompanying notes to the consolidated and consolidating financial statements.

ARRIVED HOMES 4, LLC AND ITS SERIES

AUDITED CONSOLIDATED AND CONSOLIDATING BALANCE SHEET

AS OF DECEMBER 31, 2023

Assets

Current Assets	$-

Fixed Assets, Net	-

Total Assets	$0.00

Liabilities and Equity

Current Liabilities	-

Member’s Equity	-

Total Liabilities and Member’s Equity	$0.00

See the accompanying notes to the consolidated and consolidating financial statements.

ARRIVED HOMES 4, LLC

UNAUDITED CONSOLIDATED AND CONSOLIDATING STATEMENT OF COMPREHENSIVE LOSS

FOR THE SIX MONTHS ENDED JUNE 30, 2024

	Allen	Breckenridge	Cordelia	Dan	Monterey	Resolana	Sandridge	Sanford	Sullivan	Tyner	Westgate	Consolidated

Rental income	$2,165	$5,290	$-	$-	$-	$-	$-	$-	$-	$-	$-	$7,455

Operating expenses:
Depreciation	-	856	-	-	-	-	-	-	-	-	-	856
Insurance	224	281	-	185	219	160	-	135	-	195	-	1,400
Management fees	70	140	-	-	-	-	-	-	-	-	-	210
Management fees, related party	254	655	-	-	-	-	-	90	-	428	-	1,426
Repairs & maintenance	2,365	2,885	4,070	1,155	765	11,605	-	3,154	1,188	908	1,106	29,199
Property taxes	276	666	-	275	315	269	-	165	-	392	-	2,358
Other operating expenses	4,882	5,312	374	1,353	424	955	781	396	519	2,664	629	18,289
Total operating expenses	8,070	10,796	4,444	2,968	1,723	12,989	781	3,939	1,707	4,587	1,734	53,739

Loss from operations	(5,905)	(5,506)	(4,444)	(2,968)	(1,723)	(12,989)	(781)	(3,939)	(1,707)	(4,587)	(1,734)	(46,283)

Other expense
Interest expense	2,943	3,999	1,821	1,820	1,820	1,859	335	1,172	830	1,659	1,765	20,022
Other expenses	-	-	-	-	-	-	-	-	-	-	-	-
Total other expense	2,943	3,999	1,821	1,820	1,820	1,859	335	1,172	830	1,659	1,765	20,022

Net loss	$(8,848)	$(9,505)	$(6,265)	$(4,788)	$(3,543)	$(14,848)	$(1,116)	$(5,111)	$(2,536)	$(6,245)	$(3,499)	$(66,306)

See the accompanying notes to the consolidated and consolidating financial statements.

ARRIVED HOMES 4, LLC

UNAUDITED CONSOLIDATED AND CONSOLIDATING STATEMENT OF CHANGES IN MEMBERS’ EQUITY (DEFICIT)

FOR THE SIX MONTHS ENDED JUNE 30, 2024

	Allen	Breckenridge	Cordelia	Dan	Monterey	Resolana	Sandridge	Sanford	Sullivan	Tyner	Westgate	Consolidated
Balance at January 1, 2024	$-	$-	$-	$-	$-	$-	$-	$-	$-	$-	$-	$-
Issuance of membership units, net of offering costs	329,307	405,679	-	-	-	-	-	198,878	-	465,256	-	1,399,120
Deemed contribution from Manager	1,412	2,036	1,821	1,820	-	-	-	355	-	-	1,765	9,210
Distributions	(1,387)	(3,375)	-	-	-	-	-	(838)	-	-	-	(5,600)
Net loss	(8,848)	(9,505)	(6,265)	(4,788)	(3,543)	(14,848)	(1,116)	(5,111)	(2,536)	(6,245)	(3,499)	(66,306)
Balance at June 30, 2024	$320,485	$394,834	$(4,444)	$(2,968)	$(3,543)	$(14,848)	$(1,116)	$193,284	$(2,536)	$459,011	$(1,734)	$1,336,424

See the accompanying notes to the consolidated and consolidating financial statements.

ARRIVED HOMES 4, LLC

UNAUDITED CONSOLIDATED AND CONSOLIDATING STATEMENT OF CHANGES IN CASH FLOWS

FOR THE SIX MONTHS ENDED JUNE 30, 2024

	Allen	Breckenridge	Cordelia	Dan	Monterey	Resolana

Cash Flows from Operating Activities:
Net loss	$(8,848)	$(9,505)	$(6,265)	$(4,788)	$(3,543)	$(14,848)
Adjustment to reconcile net loss to net cash used in operating activities:
Depreciation	-	856	-	-	-	-
(Increase) Decrease in assets
Other receivables	-	-	-	-	-	-
Prepaid expenses	-	-	-	-	-	-
Deposits	(2,545)	(3,095)	-	-	-	-
Due from (to) third party property managers	1,657	(2,194)	4,444	1,580	815	12,149
Increase (decrease) in liabilities
Accrued expenses	2,296	3,316	3,237	3,382	3,500	3,416
Accounts payable	1,657	-	4,444	1,580	815	12,149
Tenant deposits	2,545	3,095	-	-	-	-
Due to (from) related parties	26,058	38,859	(4,040)	66	(1,586)	(12,867)
Net cash provided by (used in) operating activities	22,821	31,332	1,821	1,820	-	-
Cash flows from financing activities
Repayment amounts due to related party	(330,567)	(406,004)	(1,821)	(1,820)	-	-
Net proceeds from the issuance of membership units	329,307	405,679	-	-	-	-
Distributions	(1,387)	(3,375)	-	-	-	-
Net cash provided by (used in) financing activities	(2,647)	(3,700)	(1,821)	(1,820)	-	-
Net change in cash	20,174	27,632	-	-	-	-
Cash at beginning of the period	-	-	-	-	-	-
Cash at end of the period	$20,174	$27,632	$-	$-	$-	$-

Cash paid for income taxes	$-	$-	$-	$-	$-	$-
Cash paid for interest expenses	$151	$372	$-	$-	$-	$-

Supplemental disclosure of non-cash financing activities:
Advance from related party for acquisition of property	$309,128	$379,559	$17,333	$11,174	$19,532	$17,245
Mortgage payable, net of capitalized loan costs for acquisition of property	$-	$-	$336,127	$264,737	$281,792	$278,825
Deemed contribution from Manager	$1,412	$2,036	$1,821	$1,820	$-	$-

ARRIVED HOMES 4, LLC

UNAUDITED CONSOLIDATED AND CONSOLIDATING STATEMENT OF CHANGES IN CASH FLOWS

FOR THE SIX MONTHS ENDED JUNE 30, 2024

	Sandridge	Sanford	Sullivan	Tyner	Westgate	Consolidated

Cash Flows from Operating Activities:
Net loss	$(1,116)	$(5,111)	$(2,536)	$(6,245)	$(3,499)	$(66,306)
Adjustment to reconcile net loss to net cash used in operating activities:
Depreciation	-	-	-	-	-	856
(Increase) Decrease in assets
Other receivables	-	(40,895)	-	(98,005)	-	(138,900)
Prepaid expenses	-	-	-	-	-	-
Deposits	-	-	-	-	-	(5,640)
Due from (to) third party property managers	-	3,260	1,573	1,487	1,592	26,362
Increase (decrease) in liabilities
Accrued expenses	596	15,237	2,028	34,303	2,796	74,107
Accounts payable	-	3,260	1,573	1,487	1,592	28,557
Tenant deposits	-	-	-	-	-	5,640
Due to (from) related parties	520	(2,874)	(2,637)	(74)	(714)	40,711
Net cash provided by (used in) operating activities	-	(27,124)	-	(67,047)	1,765	(34,613)
Cash flows from financing activities
Repayment amounts due to related party	-	(170,916)	-	(398,209)	(1,765)	(1,311,102)
Net proceeds from the issuance of membership units	-	198,878	-	465,256	-	1,399,120
Distributions	-	(838)	-	-	-	(5,600)
Net cash provided by (used in) financing activities	-	27,124	-	67,047	(1,765)	82,418
Net change in cash	-	-	-	-	-	47,805
Cash at beginning of the period	-	-	-	-	-	-
Cash at end of the period	$-	$-	$-	$-	$-	$47,805

Cash paid for income taxes	$-	$-	$-	$-	$-	$-
Cash paid for interest expenses	$-	$90	$-	$428	$-	$1,040

Supplemental disclosure of non-cash financing activities:
Advance from related party for acquisition of property	$19,501	$184,234	$17,564	$436,563	$20,227	$1,432,058
Mortgage payable, net of capitalized loan costs for acquisition of property	$322,000	$-	$306,286	$-	$325,850	$2,115,617
Deemed contribution from Manager	$-	$355	$-	$-	$1,765	$9,210

See the accompanying notes to the consolidated and consolidating financial statements.

ARRIVED HOMES 4, LLC AND ITS SERIES

NOTES TO THE UNAUDITED CONSOLIDATED AND CONSOLIDATING FINANCIAL STATEMENTS

NOTE 1: NATURE OF OPERATIONS

Arrived Homes 4, LLC (the “Company”) is a Delaware Series limited liability company formed on July 28, 2023, under the laws of Delaware. Arrived Homes 4, LLC was formed to permit public investment in individual single-family rental homes, each of which will be held by a separate property-owning subsidiary owned by a separate Series of limited liability interests, or “Series”, that Arrived Holdings, Inc. (the “Manager”) establishes. As a Delaware Series limited liability company, the debts, liabilities, obligations, and expenses incurred, contracted for or otherwise existing with respect to a particular Series are segregated and enforceable only against the assets of such Series, as provided under Delaware law. Although the company was established on July 28, 2023, principal operations did not commence until property acquisitions began in January 2024.

The series listed in the Series Offering Table were formed for the sole purpose of purchasing single-family rental properties.

SERIES OFFERING TABLE

As of June 30, 2024
Series Name	State LLC Name and wholly owned subsidiary of the Series	Date Formed	Acquisition Date
Allen	Arrived TN Allen, LLC	4/24/2024	5/8/2024
Breckenridge	Arrived TN Breckenridge, LLC	3/19/2024	4/3/2024
Cordelia	Arrived TN Cordelia, LLC	5/13/2024	6/5/2024
Dan	Arrived Series Dan, a series of Arrived Homes 4, LLC	5/13/2024	5/29/2024
Monterey	Arrived Series Monterey, a series of Arrived Homes 4, LLC	5/27/2024	5/31/2024
Resolana	Arrived NM Resolana, LLC	4/11/2024	5/30/2024
Sandridge	Arrived MS Sandridge, LLC	6/20/2024	6/26/2024
Sanford	Arrived AR Sanford, LLC	5/7/2024	5/22/2024
Sullivan	Arrived TN Sullivan, LLC	6/10/2024	6/18/2024
Tyner	Arrived TN Tyner, LLC	3/22/2024	5/8/2024
Westgate	Arrived TN Westgate, LLC	5/22/2024	6/5/2024

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Series conform to accounting principles generally accepted in the United States of America (GAAP). The Series has adopted a calendar year as its fiscal year.

The Company is an emerging growth company as the term is used in The Jumpstart Our Business Startups Act, enacted on April 5, 2012 and has elected to comply with certain reduced public company reporting requirements, however, the Company may adopt accounting standards based on the effective dates for public entities.

In the opinion of management, all adjustments necessary in order to make the financial statements not misleading have been included.

Principles of Consolidation

These consolidated and consolidating financial statements include the accounts of Arrived Homes 4, LLC (“Arrived Homes 4”) and each Series listed in Note 1 (collectively the “Company”). All inter-company transactions and balances have been eliminated on consolidation.

Use of Estimates

The preparation of the consolidated and consolidating financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosures of contingent assets and liabilities at the date of the consolidated and consolidating financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ significantly from those estimates.

Deferred Offering Costs

The Company complies with the requirements of Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 340-10-S99-1 with regards to offering costs. Prior to the completion of an offering, offering costs are capitalized. The deferred offering costs are charged to members’ equity upon the completion of an offering or to expense if the offering is not completed. Offering costs include offering expense reimbursements and sourcing fees as noted below.

Per the operating agreement, the Manager is eligible to receive up to a maximum of 2% of the gross offering proceeds per the Series offering, as reimbursement for offering expenses including legal, accounting, escrow, underwriting, filing and compliance costs, as applicable, related to a specific offering.

Upon completion of an offering, the Series may also be required to pay the Manager sourcing fees as defined in the offering documents. The Manager is responsible for sourcing and analyzing the Series’ property.

Fair Value of Financial Instruments

FASB guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

The carrying amounts of the Company’s financial instruments, such as cash and other current liabilities approximate fair values due to the short-term nature of these instruments. The estimated fair value of the Company’s long-term debt approximates the carrying value due to the interest rates on this debt approximating current market interest rates.

Management Fee

The Manager will receive from each Series an annual asset management fee equal to six tenths of one percent (0.6%) of purchase price to the Series. Additionally, pursuant to the operating agreement, the Manager will receive reimbursements for out-of-pocket expenses in connection with the Series’ organization and offering, the Series’ operations, the acquisition of properties and in connection with third parties service providers. The Manager may also receive a portion of the property management fee, and the property disposition fee as described below. The Manager reserves the right to waive any fees or reimbursements it is due in its’ sole discretion and if so, these expenses will still be recognized by the Series with a corresponding credit to contributed capital.

Property Management Fee

The Company will appoint an affiliate of the Manager or a third-party property management company to serve as property manager to manage the property of each Series pursuant to a property management agreement.

The fee arrangement for the third-party property management company is set forth below:

Marketplace Homes

As compensation for the services provided by the property manager, each series will be charged a property management fee of $70 on a monthly basis and paid to the property manager pursuant to the property management agreement.

Property Disposition Fee

Upon the disposition and sale of the Series property, the Manager will charge the Series a market rate property disposition fee that will cover property sale expenses such as brokerage commissions, and title, escrow and closing costs. It is expected that the disposition fee charged to the Series will range from six percent (6%) to seven percent (7%) of the property sale price. To the extent that the actual property disposition fees are less than the amount charged to the Series, the Manager will receive the difference as income.

Prepaid and Accrued Expenses

Prepaid expenses consist of prepaid insurance. Accrued expenses includes accrued property taxes, dividends, audit and tax fees, and interest payable on the Series’ mortgage.

Deposits

Deposits classified as assets represent security deposits paid or incurred by the Series. Tenant deposit liabilities represent security deposits received by tenant customers.

Property and Equipment

Property and equipment are stated at cost less accumulated depreciation. The Series’ property and equipment includes the cost of the purchased property, including the building and related land. The Company allocates certain capitalized title fees and relevant acquisition expenses to the capitalized costs of the building. All capitalized property costs, except for the value attributable to the land, are depreciated using the straight-line method over the estimated useful life of 27.5 years. Additions and property improvements in excess of $5,000 are capitalized and depreciated using the straight-line method over the estimated useful lives of 5-7 years, while routine repairs and maintenance are charged to expense as incurred. At the time of retirement or other disposition of property and equipment, the cost and accumulated depreciation are removed from the accounts and any resulting gain or loss is reflected in the statement of comprehensive income.

Impairment of Long-Lived Assets

The Series continually monitors events and changes in circumstances that could indicate carrying amounts of long-lived assets may not be recoverable. When such events or changes in circumstances are present, the Series assesses the recoverability of long-lived assets by determining whether the carrying value of such assets will be recovered through undiscounted expected future cash flows. If the total of the future cash flows is less than the carrying amount of those assets, the Series recognizes an impairment loss based on the excess of the carrying amount over the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or the fair value less costs to sell. The Series did not record any impairment losses on long-lived assets for the six months ended June 30, 2024.

Operating Expenses

The Series is responsible for the costs and expenses attributable to the activities of the Series. The Manager will bear its own expenses of an ordinary nature. If the operating expenses exceed the amount of revenues generated from a Series property and cannot be covered by any operating expense reserves on the balance sheet of the Series, the Manager may (a) pay such operating expenses and not seek reimbursement, in which case the expenses would be recognized by the Series with a credit to contributed capital. (b) loan the amount of the operating expenses to the Series, on which the Manager may impose a reasonable rate of interest and be entitled to reimbursement of such amount from future revenues generated by Series’ property, and/or (c) cause additional interests to be issued in the Series in order to cover such additional amounts.

Revenue Recognition

The Series adopted ASU 2014-09, Revenue from Contracts with Customers, and its related amendments (collectively known as “ASC 606”), effective at inception using the modified retrospective transition approach applied to all contracts. There were no cumulative impacts that were made. The Series determines revenue recognition through the following steps:

●	Identification of a contract with a customer;

●	Identification of the performance obligations in the contract;

●	Determination of the transaction price;

●	Allocation of the transaction price to the performance obligations in the contract; and

●	Recognition of revenue when or as the performance obligations are satisfied.

Revenue is recognized when control of the promised goods or services is transferred to customers, in an amount that reflects the consideration the Series expects to be entitled to in exchange for those goods or services. As a practical expedient, the Series does not adjust the transaction price for the effects of a significant financing component if, at contract inception, the period between customer payment and the transfer of goods or services is expected to be one year or less.

The Series recognizes rental revenue on a monthly basis when earned.

Comprehensive Income (Loss)

The Company follows FASB ASC 220 in reporting comprehensive income. Comprehensive income is a more inclusive financial reporting methodology that includes disclosure of certain financial information that historically has not been recognized in the calculation of net income. Since the Company has no items of other comprehensive income (loss), comprehensive income (loss) is equal to net income (loss).

Organizational Costs

In accordance with FASB ASC 720, Organizational Costs, including accounting fees, legal fees, and costs of incorporation, are expensed as incurred.

Income Taxes

Some Series have elected and qualify to be taxed as a separate real estate investment trust, or REIT, for U.S. federal and state income tax purposes. Therefore, the income from each Series is reported and taxed to the members on their individual tax returns.

Other Series have elected and qualify to be taxed as a C corporation.

The Series that are taxed as a C corporation use the liability method of accounting for income taxes as set forth in ASC 740, Income Taxes. Under the liability method, deferred taxes are determined based on the temporary differences between the financial statement and tax basis of assets and liabilities using tax rates expected to be in effect during the years in which the basis differences reverse. A valuation allowance is recorded when it is unlikely that the deferred tax assets will not be realized. The Series assesses its income tax positions and record tax benefits for all years subject to examination based upon our evaluation of the facts, circumstances and information available at the reporting date. In accordance with ASC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, the Series policy will be to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the consolidated financial statements.

Recently Issued and Not Yet Adopted and Adopted Accounting Pronouncements

In February 2016, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2016-02, Leases (Topic 842). This ASU requires a lessee to recognize a right-of-use asset and a lease liability under most operating leases in its balance sheet. The ASU is effective for annual and interim periods beginning after December 15, 2021. Early adoption is permitted. The Company adopted the updates effective July 28, 2023 (date of inception) and the adoption of the standard had no effect on the consolidated and consolidating financial statements.

In May 2014, the FASB issued ASU No. 2014-09, Revenue from Contracts with Customers (Topic 606) and has issued subsequent amendments to this guidance. This new standard will replace all current guidance on this topic and eliminate all industry-specific guidance. The new revenue recognition standard provides a unified model to determine when and how revenue is recognized. The core principle is that a company should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration for which the entity expects to be entitled in exchange for those goods or services. The guidance is effective for interim and annual periods beginning after December 31, 2018. The standard may be applied either retrospectively to each period presented or as a cumulative-effect adjustment as of the date of adoption. The Company and Series adopted this standard upon inception and it did not have a material impact on their consolidated and consolidating financial statements.

In June 2016, the FASB issued Accounting Standards Update (ASU) No. 2016-13, Financial Instruments – Credit Losses (Topic 326), Measurement of Credit Losses on Financial Instruments, as modified by FASB ASU No. 2019-10 and other subsequently issued related ASUs. The amendments in this Update affect loans, debt securities, trade receivables, and any other financial assets that have the contractual right to receive cash. The ASU requires an entity to recognize expected credit losses rather than incurred losses for financial assets. The amendments in this Update are effective for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years. The Company adopted this new guidance effective July 28, 2023 (date of inception) utilizing the modified retrospective transition method. The adoption of this standard did not have a material impact on the Company’s consolidated and consolidating financial statements.

Management does not believe that any other recently issued, but not yet adopted, accounting standards could have a material effect on the accompanying consolidated and consolidating financial statements. As new accounting pronouncements are issued, the Company and Series will adopt those that are applicable under the circumstances.

NOTE 3: GOING CONCERN

The accompanying consolidated and consolidating financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has a lack of liquidity, nominal cash, and has limited operations since inception. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The Company’s ability to continue as a going concern in the next twelve months from the filing of this Semi-Annual Report is dependent upon their ability to continue to generate cash flow from their rental properties and/or obtain financing from the Manager. However, there are assurances that the Company can continue to generate cash flow from their rental properties or that the Manager will always be in the position to provide funding when needed. The consolidated and consolidating financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

NOTE 4: PROPERTY AND EQUIPMENT

Property and equipment, net consists of the following:

Series	Building	Land	Property Improvements	Total	Less: Accumulated Depreciation	Property and equipment, net
Allen	$228,665	$75,263	$-	$303,928	$-	$303,928
Breckenridge	282,601	92,909	-	375,509	(856)	374,653
Cordelia	264,711	88,750	-	353,461	-	353,461
Dan	200,914	74,998	-	275,911	-	275,911
Monterey	215,321	86,003	-	301,324	-	301,324
Resolana	222,695	73,375	-	296,070	-	296,070
Sandridge	256,753	84,748	-	341,501	-	341,501
Sanford	134,959	44,875	-	179,834	-	179,834
Sullivan	242,600	81,250	-	323,850	-	323,850
Tyner	325,560	106,953	-	432,513	-	432,513
Westgate	260,327	85,750	-	346,077	-	346,077

Subtotal	$2,635,104	$894,871	$-	$3,529,975	$(856)	$3,529,119

Depreciation expense was $856 for the six months ending June 30, 2024.

NOTE 5: MEMBERS’ EQUITY

Each Series is managed by Arrived Holdings, Inc., a Delaware corporation and managing member of the Company (the “Manager”). Pursuant to the terms of the operating agreement, the Manager will provide certain management and advisory services, as well as management team and appropriate support personnel to the Series.

The Manager will be responsible for directing the management of Series’ business and affairs, managing the day-to-day affairs, and implementing the Series’ investment strategy. The Manager has a unilateral ability to amend the operating agreement and the allocation policy in certain circumstances without the consent of the investors. The investors only have limited voting rights with respect to the Series.

The Manager has sole discretion in determining what distributions, if any, are made to interest holders except as otherwise limited by law or the operating agreement. The Series expects the Manager to make distributions on a monthly basis. However, the Manager may change the timing of distributions or determine that no distributions shall be made, in its sole discretion.

Membership Interests

During the six months ended June 30, 2024, the Series closed on its public offerings for net proceeds of $1,399,120. The following is a summary of the public offerings by each Series.

	June 30, 2024
Series Name	# of Units Issued	Net cumulative proceeds from the issuance of membership units	Net cumulative issuance expense (1%)	Net cumulative offering expense (2%)
Allen	35,577	$329,307	$3,558	$7,115
Breckenridge	43,833	405,679	4,383	8,768
Cordelia	-	-	-	-
Dan	-	-	-	-
Monterey	-	-	-	-
Resolana	-	-	-	-
Sandridge	-	-	-	-
Sanford	21,474	198,878	2,147	4,295
Sullivan	-	-	-	-
Tyner	50,279	465,256	5,028	10,056
Westgate	-	-	-	-

	151,163	$1,399,120	$15,116	$30,234

In connection with the public offering, each Series incurred brokerage fees of 1% of gross proceeds, which is paid directly to the broker as a deduction from gross proceeds. Additionally, pursuant to the operating agreement, the manager will receive reimbursements for out-of-pocket expenses in connection with the offering of up to a maximum of 2% of the gross proceeds from the issuance of membership interests, which amounted to the net cumulative amount of $30,234 during the six months ended June 30, 2024.

Distributions

During the six months ended June 30, 2024, three Series made distributions to the investors of the respective series totaling $5,600, which were recorded as a reduction to members’ capital.

The following table reflects total distributions by Series during the six months ended June 30, 2024.

June 30, 2024
Series	Distributions
Allen	$1,387
Breckenridge	3,375
Cordelia	-
Dan	-
Monterey	-
Resolana	-
Sandridge	-
Sanford	838
Sullivan	-
Tyner	-
Westgate	-

$5,600

NOTE 7: RELATED PARTY TRANSACATIONS

The Series’ Manager, Arrived Holdings, Inc., is a managing member with common management of the Series.

Due from (to) Related Party

The Series enters into various transactions with the Manager and affiliates of the Manager in the normal course of operating and financing activities. As of June 30, 2024, certain Series owed an aggregate of $163,651, including the initial funding for the certain properties’ purchases. As of June 30, 2024, certain Series were owed an aggregate of $337 from the Manager. The advances are non-interest bearing with no stated repayment terms.

Deemed Contributions

During the six months ended June 30, 2024, certain Series received deemed contributions from the Manager totaling $9,210 in exchange for forgiveness of amounts previously due.

Management Compensation

During the six months ended June 30, 2024, total management compensation charged by the Manager, including sourcing fees, financing and holding expenses, offering expenses, asset management fees, reimbursements of acquisition expenses, and property management fees, were an aggregate of $103,820.

The following table reflects the total management fee paid by each Series during the six months ended June 30, 2024.

Series	Sourcing fees	Financing and holding expenses	Offering expenses	Asset management fee	Reimbursements of acquisition expenses	Property management fee, related party

Allen	$10,530	$5,260	$7,115	$151	$2,500	$103
Breckenridge	13,000	6,500	8,768	372	2,500	283
Cordelia	-	-	-	-	-	-
Dan	-	-	-	-	-	-
Monterey	-	-	-	-	-	-
Resolana	-	-	-	-	-	-
Sandridge	-	-	-	-	-	-
Sanford	6,280	3,140	4,295	90	-	-
Sullivan	-	-	-	-	-	-
Tyner	14,970	7,480	10,056	428	-	-
Westgate	-	-	-	-	-	-

Subtotal	$44,780	$22,380	$30,234	$1,040	$5,000	$386

NOTE 8: SUBSEQUENT EVENTS

The following list represents Series that were acquired following June 30, 2024.

Series	Address	Purchase Price	Closing Date
Arnold	316 McHenry Drive, Huntsville, AL 35811	349,025	8/28/2024
Gerald	313 McHenry Drive, Huntsville, AL 35811	333,990	8/28/2024
Mystic	110 Autumn Gold Court, Augusta, GA 30906	308,000	7/3/2024
Harold	315 McHenry Drive, Huntsville, AL 35811	332,490	8/28/2024
Nicole	3036 Nicole Circle, Morristown, TN 37814	304,360	7/24/2024
Flintwood	10660 Fremont Drive, Independence, KY 41051	370,000	7/24/2024
Cole	1208 Cole Drive, Talbott, TN 37877	295,000	7/24/2024
Annadale	4349 Lone Oak Trail NE, Cleveland, TN 37323	349,764	8/28/2024

ITEM 4. EXHIBITS

Exhibit No.	Description
2.1*	Certificate of Formation of Arrived Homes 4, LLC
2.2*	Limited Liability Company Agreement of Arrived Homes 4, LLC
3.1*	Form of Series Designation of Arrived Series [*], a series of Arrived Homes 4, LLC
4.1*	Form of Subscription Agreement of Arrived Series [*], a Series of Arrived Homes 4, LLC
6.1*	Broker Dealer Agreement, dated March 5, 2024 between Arrived Homes 4, LLC and Dalmore Group, LLC
6.2*	Transfer Registrar Services Agreement, dated March 8, 2024, between Arrived Homes 4, LLC and Colonial Stock Transfer Company
6.3*	Form of Promissory Note
6.4*	Form of Property Management Agreement dated [*], 202[*], between Marketplace Homes and Arrived Series [*], a series of Arrived Homes 4, LLC
6.5*	Purchase and Sale Agreement dated March 7, 2024 between Arrived Holdings, Inc./Assignee and Seller for Series Breckenridge Property
6.5.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Series Breckenridge dated March 19, 2024 for Arrived Series Breckenridge Property
6.6*	Purchase and Sale Agreement dated February 22, 2024 between Arrived Holdings, Inc./Assignee and Seller for Series Tyner Property
6.6.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Series Tyner dated March 22, 2024 for Arrived Series Tyner Property
6.7*	Purchase and Sale Agreement dated April 8, 2024 between Arrived Holdings, Inc./Assignee and Seller for Series Allen Property
6.7.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Series Allen dated April 8, 2024 for Arrived Series Allen Property
6.8*	Purchase and Sale Agreement dated April 27, 2024 between Arrived Holdings, Inc./Assignee and Seller for Series Cordelia Property
6.8.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Series Cordelia dated May 13, 2024 for Arrived Series Cordelia Property
6.9*	Purchase and Sale Agreement dated April 29, 2024 between Arrived Holdings, Inc./Assignee and Seller for Series Sanford Property
6.9.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Series Sanford dated May 7, 2024 for Arrived Series Sanford Property
6.10*	Purchase and Sale Agreement dated May 9, 2024 between Arrived Holdings, Inc./Assignee and Seller for Series Dan Property
6.10.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Series Dan dated May 16, 2024 for Arrived Series Dan Property
6.11*	Purchase and Sale Agreement dated May 23, 2024 between Arrived Holdings, Inc./Assignee and Seller for Series Monterey Property
6.11.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Series Monterey dated May 27, 2024 for Arrived Series Monterey Property
6.12*	Purchase and Sale Agreement dated January 2, 2024 between Arrived Holdings, Inc./Assignee and Seller for Series Resolana Property
6.12.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Series Resolana dated April 17, 2024 for Arrived Series Resolana Property
6.12.2*	Counteroffer to Offer dated January 7, 2024 between Arrived Holdings, Inc./Assignee and Seller for Series Resolana Property

6.13*	Purchase and Sale Agreement dated May 3 , 2024 between Arrived Holdings, Inc./Assignee and Seller for Series Westgate Property
6.13.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Series Westgate dated May 22, 2024 for Arrived Series Westgate Property
6.13.2*	Counteroffer to Offer dated May 3, 2024 between Arrived Holdings, Inc./Assignee and Seller for Series Westgate Property
6.14*	Purchase and Sale Agreement dated August 2, 2024 between Arrived Holdings, Inc./Assignee and Seller for Series Arnold Property
6.14.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Series Arnold dated June 28, 2024 for Arrived Series Arnold Property
6.14.2*	Addendum to Purchase and Sale Agreement dated August 2,2024 between Arrived Holdings, Inc./Assignee and Seller for Arrived Series Arnold Property
6.14.3*	Addendum to Purchase and Sale Agreement dated August 2, 2024 between Arrived Holdings, Inc./Assignee and Seller for Arrived Series Arnold Property
6.15*	Purchase and Sale Agreement dated August 2, 2024 between Arrived Holdings, Inc./Assignee and Seller for Series Gerald Property
6.15.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Series Gerald dated June 10, 2024 for Arrived Series Gerald Property
6.15.2*	Addendum to Purchase and Sale Agreement dated August 2, 2024 between Arrived Holdings, Inc./Assignee and Seller for Arrived Series Gerald Property
6.16*	Purchase and Sale Agreement dated May 23, 2024 between Arrived Holdings, Inc./Assignee and Seller for Series Harold Property
6.16.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Series Harold dated July 2, 2024 for Arrived Series Harold Property
6.16.2*	Addendum to Purchase and Sale Agreement dated August 2, 2024 between Arrived Holdings, Inc./Assignee and Seller for Arrived Series Harold Property
6.17*	Purchase and Sale Agreement dated May 8, 2024 between Arrived Holdings, Inc./Assignee and Seller for Series Mystic Property
6.17.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Series Mystic dated June 20, 2024 for Arrived Series Mystic Property
6.18*	Purchase and Sale Agreement dated June 27, 2024 between Arrived Holdings, Inc./Assignee and Seller for Series Nicole Property
6.18.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Series Nicole dated July 2, 2024 for Arrived Series Nicole Property
6.19*	Purchase and Sale Agreement dated May 9, 2024 between Arrived Holdings, Inc./Assignee and Seller for Series Sandridge Property
6.19.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Series Sandridge dated June 20, 2024 for Arrived Series Sandbridge Property
6.20*	Purchase and Sale Agreement dated May 9, 2024 between Arrived Holdings, Inc./Assignee and Seller for Series Sullivan Property
6.20.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Series Sullivan dated June 10, 2024 for Arrived Series Sullivan Property
6.21*	Purchase and Sale Agreement dated June 28, 2024 between Arrived Holdings, Inc./Assignee and Seller for Series Wendell Property
6.21.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Series Wendell dated July 2, 2024 for Arrived Series Wendell Property
6.22*	Purchase and Sale Agreement dated June 28, 2024 between Arrived Holdings, Inc./Assignee and Seller for Series Wizard Property
6.22.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Series Wizard dated July 2, 2024 for Arrived Series Wizard Property
6.23*	Purchase and Sale Agreement dated July 26, 2024 between Arrived Holdings, Inc./Assignee and Seller for Series Annadale Property
6.23.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Series Annadale dated August 6, 2024 for Arrived Series Annadale Property
6.24*	Purchase and Sale Agreement dated June 28, 2024 between Arrived Holdings, Inc./Assignee and Seller for Series Cole Property
6.24.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Series Cole dated July 11, 2024 for Arrived Series Cole Property
6.25*	Purchase and Sale Agreement dated June 28, 2024 between Arrived Holdings, Inc./Assignee and Seller for Series Flintwood Property
6.25.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Series Flintwood dated July 11, 2024 for Arrived Series Flintwood Property

*	Previously filed

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ARRIVED HOMES 4, LLC

By:	Arrived Holdings, Inc., its managing member

By:	/s/ Ryan Frazier
Name:	Ryan Frazier
Title:	Chief Executive Officer
Date:	October 28, 2024

Pursuant to the requirements of Regulation A, this report has been signed by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

SIGNATURE	TITLE	DATE

/s/ Ryan Frazier	Chief Executive Officer of Arrived Holdings, Inc.	October 28, 2024
Ryan Frazier	(principal executive officer) Chief Executive Officer and Director of Arrived Homes 4, LLC

/s/ Sue Korn	Principal Financial and	October 28, 2024
Sue Korn	Accounting Officer of Arrived Holdings, Inc. Principal Financial and Accounting Officer of Arrived Homes 4, LLC

/s/ Kenneth Cason	Chief Technology Officer of Arrived Holdings, Inc.	October 28, 2024
Kenneth Cason	Chief Technology Officer and Director of Arrived Homes 4, LLC

Arrived Holdings, Inc.	Managing Member	October 28, 2024

By:	/s/ Ryan Frazier
Name:	Ryan Frazier
Title:	Chief Executive Officer